SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of September, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On September 03, 2009 , Fidelity Management & Research Company, Boston, MA, USA, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, KaiserstraÃŸe 98, 52134 Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 10% limit of the Voting Rights on August 26, 2009  and on that day amounted to 10.11% (this corresponds to 9236282 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 10.11% of the Voting Rights (this corresponds to 9236282 Voting Rights) is to be attributed to the company. The voting rights were attributed inter alia from Fidelity Investment Trust, being a shareholder holding 3% or more of the voting rights in AIXTRON AG.

Furthermore, FMR LLC, Boston, MA, USA, has informed us on September 03, 2009, according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, KaiserstraÃŸe 98, 52134 Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 10% limit of the Voting Rights on August 26, 2009 and on that day amounted to 10.14% (this corresponds to 9264482 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 0.03% of the Voting Rights (this corresponds to 28200 Voting Rights) is to be attributed to the company. 10.11% of the Voting Rights (this corresponds to 9236282 Voting Rights) is to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 6 of the WpHG in connection with sentence 2 of the WpHG. The voting rights were attributed inter alia from Fidelity Investment Trust, being a shareholder holding 3% or more of the voting rights in AIXTRON AG.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	September 4, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO